John Hancock Financial Services, Inc.

John Hancock Place Post Office Box 111 Boston, Massachusetts 02117 (617) 572-0320 Fax: (617) 572-9161 E-mail: pminella@jhancock.com Paula J. Minella AVP and Counsel

VIA EDGAR

May 2, 2014

Sonny Oh, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:

John Hancock Life Insurance Company (U.S.A.)

John Hancock Life Insurance Company (U.S.A.) Separate Account A

“Accumulation Variable Universal Life 2014” (National Version)

Initial Registration Statement filed on Form N-6

File Nos. 811-4834 and 333-193994

John Hancock Life Insurance Company of New York

John Hancock Life Insurance Company of New York

Separate Account B

“Accumulation Variable Universal Life 2014” (NY Version)

Initial Registration Statement filed on Form N-6

File Nos. 811-8329 and 333-193995

Dear Mr. Oh:

This letter is in response to the comments set forth in your letter dated April 16, 2014 concerning the above-captioned filings (the “Registration Statements”). We repeat in bold face type below each comment and set forth Registrants’ response thereto. Except as the context otherwise requires, the responses relate to both the National Version and the NY Version.

General

1.	Please disclose to the staff whether there are any types of guarantees or support agreements with any third parties.

There are no such third party guarantees or support agreements.

2.	For the NY Version, please ensure that all references to the Depositor of the National Version have been revised accordingly. For example, please note the references to the National Version Depositor on pages 8 (preamble to fee tables), 9 (preamble to second fee table), and 24 and 25 (second paragraph under “Description of Separate Account B”).

We will amend incorrect references to the Depositor in the NY version.

Prospectus

3.	Summary of Benefits and Risks (page 4)

a.	As with other risks discussed in the summary, please summarize the market timing and disruptive trading risks on page 6 and then provide a cross-reference to the more detailed discussion of the risks to be provided later in the prospectus, e.g., page 32.

In doing so and subject to further staff review, please ensure that all disclosure required by Item 6(f) is provided.

The “Market timing and disruptive trading risks” section on page 6 was developed with a great deal of internal review and has been maintained for several years as a common element across all of our product prospectuses. In order to maintain uniformity, if we are going to revise this disclosure to further summarize it, our preference would be to do so across all of our prospectuses. Accordingly, we ask the staff to allow us to go effective with the existing disclosure while we consider a further summarized version of this disclosure to be used in the next annual post-effective amendment filings for all prospectuses.

b.	Under “Withdrawals” on page 5, please make the last sentence (right to refuse a withdrawal) consistent with the last sentence of the first paragraph under “Withdrawals” on page 33, i.e., the latter only refers to the minimum Face Amount.

The Registrants have revised the last sentence under “Withdrawals” on page 5 as follows: “We also reserve the right to refuse any withdrawal that would cause the policy’s Base Face Amount to fall below $50,000.”

4.	Fee Tables (page 8)

a.	In the first paragraph of the preamble, please retain the first sentence but delete the remainder of the paragraph as such additional disclosure does not appear to be a modified narrative explanation as contemplated by Item 3. See Instruction 1(b) to Item 3. Instead, please provide the footnote requested in comment b, below.

The Registrants developed this template preamble during the 2001 CSO product registration process, in order to make the disclosure more prominent and to simplify the disclosure in the footnotes. In order to maintain uniformity of disclosure with our other prospectuses, we would appreciate the staff reconsidering this request.

b.	For the first sentence, please also revise “buying and owning” to “buying, owning and surrendering.”

The Registrants have revised the first sentence to read as follows: “This section contains tables that describe all of the fees and expenses that you will pay when buying, owning and surrendering the policy.”

c.	For the surrender charge and all other charges in the three tables that depend on a policy owner’s characteristics, please provide an appropriate footnote as required by Instruction 3(b) of Item 3, that discloses that the charges shown in the table may not be representative of the charge that a particular policy owner will pay and how an owner may obtain more information about the particular cost that would apply to him or her.

The Registrants developed this template preamble during the 2001 CSO product registration process, in order to make the disclosure more prominent and to simplify the disclosure in the footnotes. The disclosure required by Instruction 3(b)(i) to Item 3 is provided as a footnote below each of the three tables for each applicable charge. The footnotes required by Instruction 3(b)(ii) and (iii) of Item 3 are provided in the template preamble for the tables. In order to maintain uniformity of disclosure across all of our prospectuses, we would appreciate the staff reconsidering this request.

d.	For the surrender charge and all other charges that provide for a maximum and minimum charge, the maximum charge should always appear first and precede the minimum and representative charge.

The Registrants developed this template preamble during the 2001 CSO product registration process in order to make the disclosure more prominent and to simplify the disclosure in the footnotes. In order to maintain uniformity of disclosure across all of our prospectuses, we would appreciate the staff reconsidering this request.

e.	Please reconcile the fact that the Guaranteed Rate for the minimum charge for the Cost of Insurance on page 9 and the Return of Premium Death Benefit Rider on page 10 are higher than their respective Current Rates.

The Registrants confirm that the Guaranteed Rates for the minimum charge for the Cost of Insurance Charge and the Return of Premium Death Benefit Rider charge are higher than their respective Current Rates. The explanation for this is that for each of these charges, the Guaranteed Rate is the cap on the minimum amount of the Cost of Insurance charge or the Return of Premium Death Benefit charge, based on the insured’s insurance risk classification, that we can impose on policy owners.

f.	Please add a statement to footnote 4 to the “Periodic Charges Other than Fund Operating Expenses” to explain that the asset-based risk charge is not currently imposed.

The Registrants will add the following sentence to footnote 4: “This charge is not currently imposed, but we reserve the right to do so in the policy.”

g.	In footnote 1 to the “Rider Charges” table, please clarify whether the reference to “minimum rate” and “maximum rate” are to the “guaranteed” or “current” rates.

The Registrants have revised footnote 1 to the “Rider Charges” table to clarify that references to the minimum rate and maximum rate are to both guaranteed and current rates.

h.	Please confirm with the staff that the individual “Portfolio Annual Expenses” table beginning on page 12 will be updated to reflect charges as of December 31, 2013, as well as any applicable footnotes, e.g., end dates of any contractual waivers.

The Registrants confirm that the individual “Portfolio Annual Expenses” table and any applicable footnotes will be updated to reflect charges as of December 31, 2013.

i.	Please also modify the corresponding dates wherever else applicable in the prospectus, e.g., first paragraph under “Table of Investment Options and Investment Subadvisers” on page 15.

The Registrant confirms that all of this information will be updated as of December 31, 2013.

5.	Detailed Information – Table of Investment Options and Investment Subadvisers (page 15)

Please revise the caption for the second column of the table beginning on page 16 to refer to the investment adviser and any applicable subadviser rather than to “Portfolio Manager.” Item 4(c)(3).

The Registrants will revise the reference to “Portfolio Manager” in caption for the second column in the “Table of Investment Options and Investment Subadvisers” as well as wherever noted in other parts of the prospectus. However, since we refer to “Portfolio Manager” in all of our prospectuses and given our objective to maintain uniformity among them, our preference would be to make this change simultaneously across all prospectuses. Accordingly, we ask the staff to allow us to go effective with the existing disclosure, and we will include the requested changes in the next annual post-effective amendment filings for all prospectuses.

a.	Please expand the “Valuation” subsection on page 23 to include all disclosure required by Item 7(f).

The “valuation” paragraph on page 23 deals primarily with the valuation of a subaccount’s transactions in underlying fund shares, whereas Item 7(f) deals primarily with valuation of interests in the subaccount. We believe that all of the information called for by Item 7(f) has been appropriately set forth in the first two paragraphs under “Processing premium payments” on page 29 and the first three paragraphs under “The policy value” on page 31.

6.	Description of John Hancock USA (page 24)

a.	For the National Version, please provide the address of the depositor. Item 4(a).

The Depositor for the National Version is John Hancock Life Insurance Company (U.S.A.) (which the prospectus defines as “John Hancock USA”). The back cover of the prospectus sets forth two John Hancock USA addresses (as well as phone numbers). One of these two addresses (197 Clarendon Street) is in fact the company’s principal executive office (as reflected on the facing sheet of the Registration Statement). We are hopeful that the staff will agree that these references are sufficiently clear and will not require these changes to our template format.

b.	For the NY Version, please disclose that John Hancock NY is licensed only to do business in New York.

The SAI (under “Description of Depositor”) states that John Hancock NY is a licensed insurance company in the state of New York. Inasmuch as the New York version of the prospectus and SAI are for delivery only to customers whose policies would be issued by John Hancock NY (and with respect to whom John Hancock NY would be appropriately licensed to issue those policies) it is not clear how this additional disclosure would be relevant to these customers, and we are hopeful that this disclosure will be able to remain as is, in order to avoid inconsistencies within our template format.

Moreover, please confirm with the staff that all other parts of the prospectus have been appropriately modified to reflect this fact. For examples, though not exhaustive, please note the following disclosure.

i.	The third to last sentence of the last paragraph preceding “Repayment of policy loans” on page 34.

The Registrant will revise this sentence for the NY Version as follows: “The right to increase the rate charged on the loan is restricted in New York.”

ii.	The last paragraph under “Other charges we could impose in the future” on page 37.

The Registrant will revise the last sentence of this paragraph in the NY Version as follows: “If there is a material change in New York state or local tax laws, we may charge for such taxes.”

c.	Please confirm the accuracy of the description of “MFC” as the holding company of John Hancock USA in the National Version on page 24 and its description as the holding company of Manulife Financial on page 24 of the NY Version.

The Registrant confirms that “MFC” is the holding company of John Hancock USA in the National Version. The Registrant will revise the description of “MFC” in the NY version to read that it is a holding company of The Manufacturer’s Life Insurance Company.

7.	For the NY Version, please confirm the accuracy of the deletion of “scheduled and unscheduled” in the first paragraph under “The death benefit” on page 25.

a.	The Registrant will revise the sentence to include “scheduled and unscheduled increases” in the first paragraph under the “The death benefit.”

8.	For the NY Version, in the second paragraph under “Policy loans” on page 34 (beginning with “The minimum amount…”), please delete “after the tenth policy year” the first time it appears in the third sentence.

The Registrant will revise the third sentence to read as follows: “However, we reserve the right to increase the percentage after the tenth policy year to as much as 2.25%.” The Registrant deleted the second reference to “after the tenth policy year” in the sentence above as it is consistent with the manner in which the charge is processed.

9.	Description of charges at the policy level (page 35)

a.	For clarity in the National Version, please make sure all sub-captions have been retained, e.g., “Premium charge” in the first bullet point under “Deduction from premium payments” and “Surrender charge” in the ninth bullet point under “Deduction from policy value” appearing on p. 36.

Registrants will ensure all sub-captions will be retained in the prospectuses. Any apparent deletion of sub-captions was due to technical formatting, which occurred when producing the blacklined prospectuses.

b.	In addition to disclosing the consideration received in exchange for a particular charge, please also specify the applicable charge, e.g., loan interest rate and transfer fee at the top of page 36 rather than cross-referencing to another part of the prospectus. Item 5(a).

The Registrants have revised the disclosure for the “Loan interest rate” and “Transfer fee” to read as follows:

Loan interest rate: We will charge interest on any amount you borrow from your policy. The interest charged on any loan is an effective annual rate of 3.25% in the first ten policy years and 2.00% thereafter. However, we reserve the right to increase the percentage after the tenth policy year to as much as 2.25% (see “Policy loans”).

Transfer fee: We currently do not impose a fee upon transfers of policy value among investment options, but reserve the right to do so in the policy to compensate us for the costs of processing these transfers (see “Transfers of existing policy value”).

c.	The explanation of the calculation of the surrender charge on page 36 is very ambiguous in part due to the complete lack of disclosure of how the “alternate surrender charge” in prong (b) is calculated. In addition, the example should be clearer as to what the $28,050 and $30,070 values represent and how they were determined. Please revise accordingly.

The Registrants have revised the surrender charge language and related example beginning on page 36 to address the staff’s concerns as follows:

Surrender charge - A charge we deduct if the policy lapses or is surrendered, or if the Base Face Amount is reduced within the first ten policy years. We deduct this charge to compensate us for sales expenses that we would otherwise not recover in the event of early lapse, a surrender or a reduction in Base Face Amount. The surrender charge amount is determined by a formula that is set out in your policy, and is impacted by your age, sex, risk classification, Base Face Amount, death benefit option and the amount of premiums paid in policy year 1. The surrender charge decreases each month and becomes zero at the end of the tenth policy year.

The surrender charge is equal to the lesser of (a) and (b), multiplied by the Surrender Charge Grading Factor in your policy, where

(a)	is a surrender charge for the Base Face Amount at issue, indicated in the Policy Specifications page of the policy, less the result of 4.11% multiplied by the sum of premiums paid in the first policy year, and

(b)	is an alternate surrender charge for the Base Face Amount at issue, also indicated in the Policy Specifications page of the policy

Both calculations (a) and (b) are intended to enable us to recoup acquisition expenses incurred in relation to the sale of your policy. The calculation in (a) limits the surrender charge amount in some cases to make sure that your policy conforms to applicable state nonforfeiture laws.

For an example, ~~showing how the surrender charge is determined, assume~~for a policy on a male age 45 nonsmoker, providing a $1,000,000 death benefit Option 2 with no riders, paying a Target Premium of $~~19,790~~17,090 as of p~~P~~olicy y~~Y~~ear 1, and subject to an applicable Surrender Charge Grading Factor of 100% in ~~P~~policy ~~Y~~year 1,~~To determine the surrender charge, first calculate~~ the surrender charge amount derived from the calculation in (a) is $27,337.60, and the surrender charge amount derived from the calculation in (b) is $30,070. The lesser of these amounts is the $27,337.60 derived from the calculation in (a), and thus, that is the amount of the surrender charge that would be applied. In this example, where the surrender occurs in the first policy year, the Surrender Charge Grading Factor that would be applied is 100%, and therefore the surrender charge for this example is $27,337.60. The surrender charge is dependent upon the policy year during which a reduction in Base Face Amount, lapse or surrender occurs, and the Surrender Charge Grading Factor percentage is graded down over the policy duration until the tenth policy year.

~~After the first policy year, the surrender charge is dependent upon the policy year during which a reduction in Face Amount, lapse or surrender occurs, with the amount calculated above ) reduced by applying the percentages shown in the following table. The percentage is graded down proportionately at the beginning of each policy month until the next level is reached.~~

10.	Please confirm that disclosure under “Tax considerations” beginning on page 45 is current.

Registrants have made non-material changes to the “Tax considerations” section, which will be included in Registrants’ pre-effective amendments.

11.	On the back cover page, please confirm that the telephone number for the public to use to obtain information on the operation of the Public Reference Room is current.

The Registrants will provide an updated phone number (202-551-8090) on the back cover page for public use.

Statement of Additional Information

12.	Rather than refer the reader to the prospectus for the address and telephone number to obtain a copy of the prospectus, please provide the information on the front cover page of the statement of additional information.

The Registrants will include a phone number on the front cover page of the statement of additional information.

13.	Please revise the period ended dates in “Independent registered public accounting firm” on page 2.

Registrants confirm that the financial statements referenced by this comment will be updated to and including December 31, 2013.

14.	Please confirm and revise if necessary the principal address for JH Distributors in the second paragraph under “Principal Underwriter/Distributor” on page 3. In more recent filings, the principal address was identified as 200 Bloor Street East, Toronto, Canada M4 W 1E5.

The Registrants confirm the principal address for JH Distributors is accurate.

Part C

15.	Please file any applicable custodian agreements as required by Item 26(b). Moreover, when including any agreements as exhibits, please file actual agreements, rather than forms of agreement when possible.

The Registrants have not entered into any custodian agreements as required by Item 26(b). When the Registrants are filing agreements as exhibits, the Registrants will file actual agreements rather than forms of agreements when possible.

16.	Based on the fact that under “Powers of Attorney” at the end of Item 26, the powers of attorney for most of the directors that have signed the registration statement are to be filed by pre-effective amendment. Please explain to the staff how Mr. Hoodlet had the authority to sign on behalf of the directors as indicated on the signature (last) page of the registration statement.

Our process calls for the signatures of the directors to be secured separately for each specific filing, and amendments thereto, as required by Rule 483. In some cases, where getting required signatures may be delayed (as between scheduled meetings of the board, travel schedules, etc.), the Powers of Attorney (“POAs”) may be obtained shortly after submission of the initial registration, and in that case serve effectively to ratify the signatures. In any case, the process calls for the POAs to be secured before the registration statement would go effective.

17.	Please confirm the disclosure required by Item 28 and Instructions 1 and 2 will be provided in full.

The Registrants confirm that they will file an organizational chart in the pre-effective amendment. The organization chart will satisfy the requirements of Item 28 and Instructions 1 and 2.

18.	Please provide the information and in the format required by Item 30(c).

(c) Compensation received, directly or indirectly, from the Registrant (Separate Account A [B for NY version]) by John Hancock Distributors LLC (the sole principal underwriter of the contracts funded by Separate Account [A/B]) during the last fiscal year:

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Events Occasioning the Deduction of a Deferred Sales Load	Brokerage Commissions	Other Compensation
John Hancock Distributors LLC	$0	$0	$0	$0

The information required by Item 30(c) has been set forth in the format prescribed by the item. Because the separate account registrant does not pay any direct or indirect compensation to the principal underwriter, “$0” has been entered in the appropriate places, which is consistent with the manner in which many other comparably-situated registrants generally respond to this item.

19.	Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

The Registrants confirm that the financial statements, exhibits, and all other required disclosures not included in the initial filing will be included in pre-effective amendment.

20.	Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of such request, acknowledging that

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrants intend to request acceleration of the effective dates of the registration statements and will include the Tandy representations in the pre-effective amendments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

The Registrants and principal underwriter intend to make an oral request for acceleration of effectiveness of the Registration Statements, as permitted by Rule 461(a) under the 1933 Act. Accordingly, in order to comply with the second sentence of Rule 461(a) the transmittal letter for a pre-effective amendment of each Registration Statement will state that intent and state that the registrant and principal underwriter are aware of their obligations under the 1933 Act. Those letters will also include the acknowledgments set forth in the above three bullet points.

The Registrants intend to request acceleration of the effective dates of the registrations statements and will include the requested language from Rule 461(a) in the transmittal letters for the pre-effective amendments.

Very truly yours,

/S/ Paula J. Minella